Exhibit 10.18

[Letterhead of Melco Hotels and Resorts (Macau) Limited]

Date : 3 November 2006

Joe Dujmovic

Managing Director

Leighton Asia (Northern) Limited

39/F Sun Hung Kai Centre

30 Harbour Road

Wanchai

Hong Kong

Dear Joe

City of Dreams, Cotai, Macau (the "Project")

Letter of Intent

We refer our letter dated 28 August 2006 relating to the Project ("Letter") and attaching a copy of the Principles of Understanding dated 28 August 2006 (the "Principles").

The Letter confirmed that the parties had agreed to proceed to negotiate a final binding contract mutually acceptable to both the Employer and the Contractor (the "Contract") elaborating the provisions of the Principles within two months from the date of the Letter. Although the parties have been negotiating the terms of the Contract, the terms have not yet been finalised. Accordingly, we now write to confirm that the parties have agreed to proceed to negotiate the Contract until 30 November 2006 or such later date as the parties may agree.

The other provisions of the Letter shall continue to apply (as if the period provided in the Letter for agreeing the Contract had been the period until 30 November 2006 or such later date as the parties may agree).

Please arrange for the parties comprising the Contractor to confirm their acceptance of the above by signing and returning the enclosed copy of this letter.

Yours faithfully

For and on behalf of

Melco Hotels and Resorts (Macau) Limited

/s/

Lawrence Ho

Director

We hereby confirm our acceptance of the terms set out in this letter

/s/
For and on behalf of Leighton Contractors (Asia) Limited

Name: Joe Dujmovic                                 Date: 3/11/06

/s/
For and on behalf of China State Construction Engineering (Hong Kong) Limited

Name: CN Yip                                Date: 6 November 2006

/s/
For and on behalf of John Holland Pty Limited

Name: Joe Dojmovic                    Date: 3/11/06

[Letterhead of Melco Hotels and Resorts (Macau) Limited]

28 August 2006

Joe Dujmovic

Managing Director

Leighton Asia (Northern) Limited

39/F Sun Hung Kai Centre

30 Harbour Road

Wanchai

Hong Kong

Dear Joe,

City of Dreams, Cotai, Macau (the “Project”)

Letter of Intent

As you are aware, a set of commercial principles regarding the Project have been discussed and documented between Tony Rafaniello and the undersigned (on behalf of the Melco/PBL Joint Venture) and yourself (on behalf of The Leighton China State John Holland Joint Venture (the “Contractor”)). Those principles are set out in a document entitled City of Dreams Macau, Principles of Understanding dated 28 August, 2006 (“Principles”). A copy of the Principles is attached to this letter.

We are writing this letter to you at the request of the Board of the Melco/PBL joint venture which comprises representatives of both Melco and PBL. Melco Hotels and Resorts (Macau) Limited, the owner of the City of Dreams, is a wholly owned subsidiary of the joint venture (the “Employer”). Unless the context requires otherwise, words and expressions defined in the Principles shall have the same meaning when used in this letter.

We confirm that the parties have agreed to proceed to negotiate a final binding contract mutually acceptable to both the Employer and the Contractor (“Contract”) on the basis of the Principles within two months from the date of this letter.

In the interim and pending agreement and execution of the Contract between the parties, the Contractor shall commence planning and preliminary works in accordance with the Principles and instructions from the Employer. The Employer may terminate any such works instructed or the arrangements under this letter and upon such termination, the Contractor will be entitled to reimbursement in accordance with the Principles incurred up to the date of termination.

The Contractor shall not make any public announcement or disclose to any third party the contents of this letter or the Principles or any communication, correspondence and negotiation between the parties or any other information in connection with the Project before execution of the Contract and without prior consent in writing of the Employer.

Please confirm in writing your acceptance of the above on or before 30 August 2006.

Yours faithfully,

For and on behalf of

Melco Hotels and Resorts (Macau) Ltd.

/s/

Charles R. Goodwin

Project Director - Construction

CITY OF DREAMS, MACAU

PRINCIPLES OF UNDERSTANDING

BETWEEN

Melco Hotels and Resorts (Macau) Limited, a joint venture company of Melco

International Development Limited of Hong Kong and Publishing &

Broadcasting Limited of Sydney, Australia (“Employer”)

&

The Leighton China State John Holland Joint Venture, between Leighton

Contractors (Asia) Limited of Hong Kong, China State Construction

Engineering (Hong Kong) Limited of Hong Kong and John Holland Pty Limited

of Hong Kong (“Contractor”)

DATED 28 AUGUST 2006

Objectives

A.	The Employer is committed to establishing the Project known as the City of Dreams, as Macau’s pre-eminent entertainment and leisure destination. The Project will be a fully integrated, world-class resort, designed and built at the highest international standards. Quality and guest experience will ultimately be the distinguishing features that separate the Project from the competition.

B.	The Parties have agreed to combine their talent, ability and resources in the best interests of completing the City of Dreams Project in an efficient, cost effective and timely manner to produce a world class hotel and casino complex.

C.	The management at the highest level of both Parties have further agreed to complete the Project in a non adversarial manner with each Party striving to attain the best result for the common goal as stated above by cooperation and by adopting the highest standards of professional acumen.

D.	The agreement between the Parties is structured as a cost reimbursement contract on the basis of trust that the Parties will at all times respond to the requirements of the Project with the highest level of intent to uphold the principles and the objectives stated above. Each Party will treat with the other Party in an honest, fair and professional manner to achieve the stated goals.

Contractor’s Objective

E.	To work closely with the Employer in a spirit of partnership in pursuit of a common goal, being the timely and efficient delivery of a high quality entertainment and leisure complex known as the City of Dreams in Macau, in return for the fee.

F.	To provide a highly motivated and performance driven project team whilst maintaining a safe and healthy environment for all project staff and the workforce.

G.	To maintain and enhance a reputation as the premier contractor for quality and project delivery in the region.

H.	To establish a long term relationship with the Employer based on success and the achievement of the Parties, objectives and become the contractor of choice for future projects in the region.

Contractor’s Commitment

I.	The Contractor’s joint venture team will be fully integrated with Leighton Contractors (Asia) Ltd as the leader.

J.	The Contactor commits to the involvement of senior management, namely Joe Dujmovic (M.D of Leighton Asia (Northern) Limited) and Mark Ashton (G.M of Leighton Contractors (Asia) Limited) for the duration of the Project.

K.	The Contractor commits to the establishment and participation in a Senior Management Steering Committee (the “Supervisory Board”) with the Employer and if requested by the Supervisory Board, other invitees may attend to assist and advise the Supervisory Board, such invitees may include the architects and/or other professionals. This group will include senior management representatives of both Parties and will provide leadership, direction and overview the Project’s progress to ensure the achievement of the common objectives of the Parties.

Measurement of Success

L.	The measurement of success shall be:

•	completion within the agreed and approved budget

•	completion within the agreed programmed time

•	production of a project of a high quality at all levels of construction as described by the design

•	maintenance of the team spirit in all matters and avoidance of dispute between the Parties

Keys to Project Delivery

M.	The keys to project delivery shall be:

•	leadership;

•	direction;

•	timely, well considered decisions;

•	maintain momentum of the Project;

•	assignment of best available resources;

•	appointment of the best available people, paying particular attention to previous local area experience;

•	comprehensive management of responsibilities;

•	maintenance of “best quality” standards in all aspects of the Project;

•	clear communication between the Parties

•	appointment of quality, motivated sub-contractors;

•	transparency between the Parties; and,

•	management of risk for the benefit of the Employer in all things.

N.	The Parties will work together in good faith to resolve all contract conditions embodying the contents of this document. The Contract is to be executed within two months of the date of this document, unless such period is extended by the Parties.

The Contract will be subject to approval of the Board of each of the Parties, but such approvals will not be unreasonably withheld.

Terms to be agreed in the Contract, are to include but are not to be limited to the following :

General

1.	The Parties will enter into a Cost Reimbursement Contract and these Principles of Understanding will be incorporated as core terms of the Contract.

2.	The description of the Works is as identified in Attachment 1 to these Principles of Understanding. The Works are subject to change and will be developed in accordance with the requirements of the Employer and the Contract.

3.	The role and commitment of the Contractor is to construct and co-ordinate the Works on a cost reimbursable basis including but not limited to:

a)	procuring and managing sub-contractors and suppliers to construct the Works in accordance with the requirements of the Project, as such requirements are developed;

b)	procuring the Works within agreed budgets as they are developed;

c)	to procure that the Works are completed in accordance with agreed programmes as they are developed;

d)	advising the Employer on the practical and cost implications of the design as it develops;

e)	assisting the Employer in the process of design management including value engineering, co-ordination and buildability of the design;

f)	utilising their expertise and management systems to provide regular cost forecast up-dates and programme up-dates;

g)	providing completion planning to assist the Employer in taking over the Works in a manner suitable for the Employer;

h)	assist the Employer in the installation of the furnishings, fixtures and equipment, (FF&E), including co-ordination, installation and site management of FF&E personnel;

i)	co-ordinate and liaise with external service providers;

j)	sub-contracting parts of the Works only on sub-contracts approved by the Employer (and allowing the Employer sufficient time to review and comment upon such sub-contracts);

k)	securing from the sub-contractors direct warranties in respect of their sub-contract obligations for the benefit of the Employer and the Contractor may be required by the Employer to act on behalf of the Employer in securing the benefit of such warranties before and after completion of the relevant defects liability period;

l)	providing full details of all Project Costs incurred by the Contractor as required by the Employer and allowing the Employer or anyone appointed by the Employer to inspect the Contractor’s records on a fully open book basis.

4.	The Employer’s responsibilities include, but are not limited to

a)	all design procurement and design implementation;

b)	procure timely design approvals as necessary;

c)	procure timely external service connections

d)	timely payments of certified amounts;

e)	procurement and timely delivery to site of FF&E.

The Fee

5.	The Contractor will be paid a fixed Fee of HK$550 million on the basis that the Project Costs shall be within the range of HK$8 billion to HK$12 billion. The Project Costs exclude procurement and delivery of FF&E, Employer’s designers and other consultants, the Contractor’s Fee, works external to the Site, government charges, and external service connections. The Fee shall also be subject to adjustment in accordance with paragraph 10 hereto and the Schedule of Fee Adjustment as attached hereto in Attachment 3 and the Contract.

6.	Fee Adjustment for Additional Area/s.

a)	The Fee will remain fixed except in the event of increases in the basic floor plan areas, as generally described in the Description of Works contained in Attachment 1 amounting to approximately 500,000 sq m, of up to 10%. Should that basic floor plan area increase by greater than 10%, this will attract an increase of the Fee, to be calculated on the basis of 5% of the costs estimated to be associated with the cost of the building beyond the 10% area expansion limit. Likewise, should the basic floor plan area decrease by greater than 10%, there will be a decrease of the Fee, to be calculated on the basis of 5% of the estimated saved cost of the building beyond the 10% area reduction limit.

b)	In the event an additional tower is required with a building area greater than 15,000 sq m built area above the podium (over and above the current podium plus 5 towers), the additional value of this work will attract an increase in the Fee, to be calculated on the basis of 5% of the costs attributable to the additional tower.

7.	The Fee will otherwise remain fixed up to end of December 2009. In the event that work is deferred beyond December 2009 by specific instruction of the Employer to defer, the value of the deferred work carried out after that date will attract a further Fee of 5.5% of the cost of the deferred work conducted after the end of December 2009. The decision to defer will be on the basis of an instruction from the Employer to defer part of the Works. Delays occasioned in any other manner will not be subject to this adjustment.

8.	If there is a cause for additional fees due to an adjustment under paragraphs 6 or 7 of the Principles which can be categorized under more than one of those paragraphs, the additional fee payable will be calculated pursuant to one of the paragraphs only.

9.	Subject to the adjustments set out in Attachment 3, HK$500 million of the Fee will be paid monthly as a percentage of the certified progress payments which are to be paid each month. The budget will be reviewed and adjusted if necessary at least every 6 months and the payment of the remaining Fee will be calculated and paid as a percentage based upon the remaining budget. The balance of HK$50 million will be paid upon the Project Opening Date.

10.	In the event that the Casino, Crown Tower and Hard Rock Hotel do not open to the public on or before 01 December 2008 the Fee will be reduced by HK$25 million per calendar month for each complete calendar month that these areas are delayed, up to a maximum reduction of HK$100 million as set out in Attachment 3.

11.	For the purposes of Paragraph 10, the Contract will contain provisions for extensions of time for issues that cause delay which are beyond the control of the Contractor and the Contractor is unable to recover the lost time. Such issues will be referred to the Supervisory Board referred to in paragraph K herein for review and resolution.

Supervision

12.	Project Staff will be appointed in accordance with the standard employment conditions of the Contractor for work in Macau and in compliance with all applicable laws, and with the prior approval of the Employer. Reimbursement for costs of staff includes, but is not limited to,

a)	Project Staff remuneration package,

b)	Off-Site dedicated project related staff. Part–time charges are acceptable where the time charged is dedicated time.

The costs are to be reimbursed based on salaries paid plus allowances such as

a)	Accommodation;

b)	Travel expenses;

c)	Relocation;

d)	Recruitment costs;

e)	Superannuation;

f)	Annual leave including travel allowances;

g)	Sick leave (where staff are on a contract basis sick leave will not be paid if it is not taken during the period of the employment contracts);

h)	Severance pay;

i)	Bonus/retention bonus (prior to setting of individual bonuses, the Contractor shall consult with the Employer’s Project Director or nominee in respect of the proposed bonus to be paid. The final decision by the Contractor will take due regard of the Employer’s view.);

j)	Medical;

k)	Schooling;

l)	Insurances;

m)	Vehicle including insurances, repairs, servicing and fuel.

13.	Except for reasons beyond its control the Contractor will not change and/or replace staff approved by the Employer during the course of the Project without the prior approval or specific direction of the Employer, which approval shall not be unreasonably withheld or delayed. The Contractor shall ensure that it’s team for the Project (including direct labour referred to in paragraph 21 below) is no larger than reasonably necessary and utilised efficiently.

14.	A Project Executive Bonus Scheme for the top executives, managers, key staff and consultants involved in both the construction side and the design side of the project will be incorporated into the Contract. The bonus scheme is further identified in Attachment 3 to these Principles. This bonus scheme provides an additional pool of funds which significantly increases the normal bonuses paid to construction personnel and provides a bonus scheme to design personnel who would not otherwise receive such a bonus in a project of this type provided the Casino, Crown Tower and Hard Rock Hotel open to the public earlier than 01 December 2008. Conversely, should these areas open to the public later than 01 December 2008, this additional bonus would not be paid and the normal bonuses would be reduced. For the avoidance of doubt, any additional bonuses paid to the aforesaid top executives, managers, key staff and consultants shall not be regarded as part of the Project Costs.

Sub-Contracts/Supply Agreements

15	The terms of all sub-contracts and supply agreements between the Contractor and its sub-contractors and suppliers respectively are subject to prior approval by the Employer.

16.	The Contractor shall comply with all reasonable directions of the Employer in relation to the management of claims from and against sub-contractors and suppliers.

17.	All costs to be reimbursed:

a.	As per tendered and awarded sub-contract/supply agreements plus agreed and certified variations/claims.

b.	In relation to any costs involved in abortive, remedial and defective work, the Contractor will ensure that the sub-contractors responsible for the defects will carry out the remedial works at no cost to the Project, where possible. However, in the event this is not possible and costs are incurred as a result of such defects, the Contractor shall inform the Employer and these costs will become Project Costs. The sub-contracts must contain a clause which ensures sub-contractor responsibility for such defective and remedial work unless the Employer agrees to waive this condition.

18.	The sub-contracts/supply agreements will each provide for a direct warranty to be provided for the benefit of the Employer in respect of the sub-contractors’ or suppliers’ obligations under the sub-contracts/supply agreements.

Materials

19.	All material costs for the works including, but not limited to, permanent or temporary wastage, breakage, theft, abortive, freight, storage and handling will be reimbursed at invoiced costs. The Contractor is to take the necessary steps to minimise wastage, breakage, theft and abortive material.

Plant and Equipment

20.	a. All plant and equipment will be reimbursed at invoiced cost.

b.	In the case of Contractor owned plant and equipment this will be paid for at a prior agreed rate based upon a true reflection of cost to the Contractor.

c.	In the event that the Contractor believes it would be more advantageous for the Project to purchase plant and/or equipment he shall first seek the approval of the Employer. Any re-sale value of the plant shall be credited to the Employer upon the sale to a third party and/or take over by the Contractor of the plant and/or equipment.

Direct Labour

21.	Any direct labour employed shall be in accordance with the standard employment conditions of the Contractor for work in Macau, shall be in compliance with all applicable laws and shall be with the prior approval of the Employer.

The costs shall be reimbursed based on wages paid plus allowances (where appropriate and approved by the Employer) such as

a.	Overtime;

b.	Mandatory Provident Fund (MPF);

c.	Annual leave;

d.	Sick leave (where labour are on a contract basis, sick leave will not be paid if it is not taken during the period of the employment contracts);

e.	Transport;

f.	Meals;

g.	Severance pay;

h.	Chinese New Year Bonus.

Fees, Charges, Statutory Charges and Insurances

22.	Such costs will be reimbursed at actual invoiced cost. The Contractor is to procure all necessary insurance and such insurance is to be agreed with the Employer.

Fines

23.	Fines levied against the Contractor as a result of his breaches in legislation/law will be a non-allowable cost.

Specialist Consultants and Legal Costs

24.	Costs of specialist consultants are to be expended only with prior approval of the Employer and will be reimbursed based on invoiced costs. Reimbursement of any legal costs applies only to legal costs relating to the conduct of the works incurred with the prior agreement of the Employer and such legal costs are reimbursed based on invoiced costs and are distinguished from the legal costs incurred by the Contractor under paragraph 36 of the Principles where no reimbursement will be made by the Employer.

Costs Generally

25.	All Project Costs are to be formally agreed by the Parties on a periodic basis in a manner to be agreed between the Parties.

26.	The Contractor shall provide full details of all Project Costs incurred by the Contractor as required by the Employer and allow the Employer or anyone appointed by the Employer to inspect the Contractor’s records on a fully open book basis.

27.	All Project Costs and related expenditure, if any, incurred by the Contractor for the Project, are subject to prior approval by the Employer.

28.	All contracts entered into by the Contractor for supply of goods or services are subject to the prior approval of the Employer;

Damages

29.	The Contractor will not be liable for liquidated damages or consequential loss in the event of delays to the Works save for the adjustments to the Fee contained in paragraph 10 and Attachment 3. The Contractor’s liability for other damages will be agreed and set out in the Contract. However, The Contractor will procure within sub-contract agreements liquidated damages for delayed completion. In the event that liquidated damages are paid by the sub-contractors to the Contractor, such sums will be paid to the Employer. The Contractor shall preserve the Contractor’s and the Employer’s rights to recover damages from third parties and shall comply with any reasonable requirement by the Employer to act on behalf of the Employer to secure or enforce those rights.

30.	Other damages will be discussed and agreed during the formation of the Contract.

Payment Term

31.	The intent of the agreement below is to maintain a cash neutral position for the Contractor.

a.	Subject to paragraph 35, with regard to sub-contractor/supplier work packages the Employer will, subject to the due performance of the obligations under the sub-contract/supply contracts by the relevant sub-contractor/supplier, certify payments within 14 days of receiving the application for payment from the Contractor.

b.	Subject to the approval by the independent technical consultant as may be from time to time engaged by the Employer’s lenders that the certified amounts are due and payable under the Contract, payment of each certified amount is to be made to the Contractor on or before the end of the month in which it is certified or at such time as specified by the Employer’s lenders.

c.	Sub-contractors/suppliers are to be paid within 7 days of Contractor’s receipt of payment from the Employer.

d.	With regard to Preliminary Costs, for the first 6 months, the Contractor shall, prior to the start of each month, provide an estimate of costs for that month (provided that the estimated Preliminary Costs shall not exceed an amount to be agreed between the Contractor and the Employer and if applicable, the Employer’s lenders). On the 14th of each month during the first 6 month period, the Employer will pay (subject to paragraph 35 and if permitted by the Employer’s lenders) the estimated Preliminary Costs, as agreed between the Employer and the Contractor, to the Contractor. At the end of each month Preliminary Costs are reconciled against actual costs and any adjustments are incorporated into the monthly certificate.

e.	Thereafter at the end of each month the Contractor will submit a monthly statement of actual Preliminary Costs incurred for that month and the Employer will certify and make payment within 14 days following submission.

f.	In accordance with paragraph 9 of this document the Fee will be included in the monthly certificate.

g.	The Employer will, subject to paragraph 35 and if permitted by its financiers, establish a Project fund (i.e., Project bank account) from which the Contractor can draw monies to pay suppliers and sub-contractors engaged by the Contractor in accordance with the sums certified in the monthly certificate.

h.	Subject to paragraph 35 and if permitted by its financiers, the Employer will pay the certified sums into the Project fund in sufficient time to allow the Contractor to make payments to the sub-contractors and suppliers in accordance with the terms and conditions of those agreements.

Termination

32.	In addition to standard termination clauses for material defaults, it is agreed that a clause will need to be agreed and incorporated into the final Contract Agreement to provide the Employer with the right to terminate the services of the Contractor in the event that he is not performing his duties in a professional manner. The key events which could lead to termination include (but without limitation) :-

a)	A material default by the Contractor in providing the overall quality of personnel required for this Project and retaining their employment as described in paragraph 12 of this document.

b)	A material default by the Contractor in providing and maintaining the management systems and processes agreed with the Employer.

c)	A material default by the Contractor in demonstrating ongoing awareness and care in consideration of budgetary control issues

d)	A material default by the Contractor in maintaining proper management control associated with site preliminaries and staffing levels.

However, it is agreed that, prior to notice of intention to terminate for such reasons, the Contractor would be given reasonable opportunities to rectify any default in this regard and the Employer shall not use such reasons vexatiously.

33.	The Employer shall be entitled to a right to terminate the Contract for convenience upon settlement of all outstanding costs due and payable by the Employer under the Contract to the date of termination including appropriate compensation, to be determined during the formation of the Contract.

Guarantee

34.	The Employer (subject to paragraph 35 and if permitted by the Employer’s lenders otherwise another suitable form of security will be required from the Employer) and the Contractor will each procure a guarantee by their respective parent companies for the performance of their obligations under the Contract in forms acceptable to the other Party.

Financing Arrangements

35.	The Contractor acknowledges that there may be a need to resolve any inconsistencies between the Principles and the Employer’s arrangements with its financiers at the City of Dreams. In particular, this may affect how the Employer is able to make payments and/or provide the parent company guarantee under the Contract. However, any adjustments made to accommodate the requirements of the financiers should not materially detract from the general agreements contained in the Principles, in particular the cost reimbursable form of contract, cash neutrality and they should not materially disadvantage the Contractor against the terms agreed in the Principles. In the spirit of the Principles, the Employer will provide the Contractor with all necessary information regarding the Employer’s arrangements with its financiers so as to assist the parties resolve these issues;

Legal Costs

36.	Both Parties agree to pay their own legal costs involved in agreeing and executing the Contract.

Confidentiality

37.	The Contractor agrees that it shall not make any public announcement or disclose to any third party the contents of the Letter of Intent of even date between the Parties, the Principles or the Contract or any communication, correspondence and negotiation between the Parties or any other information in connection with the Project before the execution of the Contract without the prior approval of the Employer, such approval is not to be unreasonably withheld.

Benefit of Contracts

38.	The Contractor shall hold the benefit of any contracts in respect of the Works particularly sub-contracts and insurance policies, on behalf of the Employer and the Contractor will account to the Employer for any such benefits derived from such contracts.

The principal terms stated in this document will form the basis and proposed framework for the Contract for this matter.

The signatories below confirm and acknowledge the above Principles of Understanding

/s/ /s/
For and on Behalf of Melco Hotels and Resorts (Macau) Limited
Name: C.R. Goodwood	Date: 29th August 2006

/s/
For and on Behalf of Leighton Contractors (Asia) Limited
Name: Ashton	Date: 29th August 2006

/s/
For and on Behalf of China State Construction Engineering (Hong Kong) Limited
Name: CN Yip	Date: 29th August 2006

/s/
For and on Behalf of John Holland Pty Limited
Name: Joe Dujomovic	Date: 29th August 2006

CITY OF DREAMS MACAU

Attachment 1 to the “Principles of Understanding”

Description of the Works

City of Dreams, Cotai, Macau Casino/resort will be a 5-star multiple hotel resort and casino complex. The casino and two hotels will be managed by “The Crown” casino group on behalf of Melco Hotels and Resorts (Macau) Limited. The resort is a ‘world class’ destination with the finishes and operation of the facility reflecting this standard.

Four high rise hotels and a serviced apartment will rise from the edges of the Casino podium and will be approximately:

Hard Rock	(Hotel A)	47,000 sq.m.	24/4 Tower/Podium floors	391 bays (330 keys)
Grand Hyatt	(Hotel B1)	55,000 sq.m.	32/4 Tower/Podium floors	400 bays (350 keys)
Hyatt Regency	(Hotel B2)	65,000 sq.m.	27/4 Tower/Podium floors	660 bays (620 keys)
Crown Tower	(Hotel C)	68,000 sq.m.	29/5 Tower/Podium floors	420 bays (260 keys)
Serviced Apartment	(Block 1)	75,000 sq.m.	37 levels	316 units

Each hotel and serviced apartment will have individual access, reception and entertainment facilities.

This scope excludes the second apartment (Block 2).

The casino sits within a three storey mixed use podium of 187,740 sq.m construction floor area comprising casino, VIP casino, casino expansion areas, retail, F&B, entertainment, public circulation, theatre, car parking and feature bubble attraction (the drawings upon which these floor areas are based do not include the services mezzanine levels around the casino area). The casino exterior will incorporate extensive water screening and foundations with public access to ‘the bubble’ being a unique architectural show piece purpose designed for this project.

Key Target Dates
Project Commencement	28-8-06
Piling commencement	1-10-06
Casino/podium completion	31-11-08
Hotels A & C completion	31-11-08
Hotels B1 & B2 Completion	31-3-09
Serviced Apartment completion (excluding fit-out)	30-11-08
Serviced Apartment completion (including fit-out)	30-05-09

The Contractor undertakes to jointly work with the Employer and the consultants to use all reasonable endeavours to advance the completion date of the casino, podium and hotels A&C to 1 October 2008.

CITY OF DREAMS MACAU

Attachment 2 to the “Principles of Understanding”

Meanings of the terms used in the document entitled the “Principles of Understanding”

“Contract”	means the definitive agreement to be entered in to between the Parties in relation to the Project.

“CostReimbursement Contract”	means a form of contract whereby Project Costs are reimbursed to the Contractor.

“Fee”	means the fee detailed in clause 5 of the document entitled “Principles of Understanding”, which fee may only be adjusted in accordance with the other provisions contained in that “Principles of Understanding” document.

“Party”	means either the Employer or the Contractor

“Parties”	means the Employer and the Contractor

“Preliminary Costs”	means the costs identified in paragraphs 10, 14, 16, 17, 18, 19 and 21 of this document.

“Project”	means the proposed development known as Option 1B for the City of Dreams in Macau, generally comprising approximately 500,000m² of floor areas in a casino/gaming podium plus four hotel towers and one tower of serviced apartments.

“Project Opening Date”	means the date of opening to the public of all of the following buildings or structures of the Project: (i) the Casino, (ii) the Crown Towers and (iii) Hard Rock Hotel,.

“Project Costs”	means the total of all the costs incurred by the Contractor and which are recoverable from the Employer for the Works. Those costs shall be more particularly defined in the Contract.

“Project Staff”	means all staff specifically employed full time on the Project by the Contractor including the Project Director.

“Site”	means The City of Dreams Resort at Cotai, Macau

“Works”	means those works for the Project which are initiated and managed by the Contractor. For the avoidance of doubt, the Works does not include design which is to be procured separately by the Employer, supply of FF&E (but may include installation), works external to the Site, government charges, external service connections or operation of any of the buildings.

CITY OF DREAMS MACAU

Attachment 3 to the “Principles of Understanding”

Schedule of Fee adjustment including Project Executive Bonus Scheme

Project Opening Date	Leighton’s Fee corresponding with Project Opening Date of which HK$50 million will be paid on the Project Opening Date (HK$ million) Date subject to adjustment in accordance with paragraph 11.	Additional Incentive Bonus to Key Design and Construction Executives, Managers and Consultants (HK$ million) Date not subject to adjustment in accordance with paragraph 14	Reduction in Normal Bonuses* Paid to Key Construction Executives, and Managers as part of the Project Costs (HK$ million) Date subject to adjustment in accordance with paragraph 11.
1 September 2008	550	65	Nil
1 October 2008	550	50	Nil
1 November 2008	550	35	Nil
1 December 2008	550	20	Nil
1 January 2009	525	Nil	(5)
1 February 2009	500	Nil	(10)
1 March 2009	475	Nil	(15)
1 April 2009	450	Nil	(20)

*	Assumes total of normal bonuses paid to key construction executives and managers in the final year is HK$20m.